[Morris, Manning & Martin, LLP Logo]

August 2, 2006

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk 450

100 F Street, NW

Washington, DC 20549-1004

Attention: Karen J. Garnett, Assistant Director

Re:	Cole Credit Property Trust, Inc.

Form 10-SB, Filed May 1, 2006

File No. 0-51962

Ladies and Gentlemen:

On behalf of Cole Credit Property Trust, Inc. (the “Company”), transmitted herewith for filing is the Company’s Post-Effective Amendment No. 1 (the “Amendment”), with exhibits, to its Registration Statement on Form 10-SB (File No. 0-51962) (the “Registration Statement”), in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a courtesy to the Staff, two copies of the Amendment will be provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

The Amendment is being filed principally in response to comments of the Staff set forth in the Securities and Exchange Commission’s letter dated May 25, 2006 (the “Letter”). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Letter. References to page numbers (other than in headings taken from the Letter) are to pages of the Registration Statement as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

The Company responds to the specific comments of the Staff as follows:

General

1.

Please note that the Form 10-SB goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

RESPONSE: The Company acknowledges that the Registration Statement went effective automatically on June 30, 2006 (by lapse of time 60 days after the original filing date), pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”). The

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Company further acknowledges that, as a result, it is now subject to the reporting requirements under Section 13(a) of the Exchange Act. Accordingly, the Company’s executive officers and directors filed Form 3’s on June 30, 2006. In addition, the Company will file its Quarterly Report on Form 10-Q for the period ended June 30, 2006, on or before August 14, 2006. In addition, in the event the Company receives comments that are not finalized by the time it files its Form 10-Q for the period ended June 30, 2006, it will, when responding to such comments, update the financial information in the Form 10-SB, as amended.

2.

We note that you commenced a private offering on April 6, 2004 and issued the initial 264,200 shares as of July 1, 2004. Please tell us why you did not file a registration statement under Section 12(g) of the Exchange Act in 2005.

RESPONSE: Section 12(g) of the Exchange Act requires that an issuer that is engaged in interstate commerce register with the Securities and Exchange Commission (the “Commission”) any of its securities that are held of record by 500 or more stockholders if the company has more than $1,000,000 of assets. Pursuant to Section 12(g)(1)(B) of the Exchange Act, an issuer must file the registration statement with the Commission within 120 days after the last day of the issuer’s first fiscal year ended on which these thresholds were surpassed. The Company has a December 31 fiscal year end. Although the Company had more than $1,000,000 of assets during fiscal 2004, the Company did not have 500 or more stockholders of record at any time during fiscal 2004. The Company first had 500 or more stockholders of record beginning in January 2005. Therefore, the last day of the first fiscal year ended in which the Company had at least 500 stockholders of record and total assets exceeding $1,000,000 was December 31, 2005. The Company filed the registration statement within the time period required by Section 12(g).

Cautionary Note Regarding Forward Looking Statements, page 2

3.

Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements only applies to statements made by an issuer that, at the time that the statement is made, is subject to the reporting requirements of the Exchange Act of 1934. Since you are not currently subject to the reporting requirements of the Exchange Act of 1934, please revise the disclosure under this heading to eliminate the implication that the safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are currently applicable to your filing.

RESPONSE: As noted above, the Registration Statement went effective, and the Company became subject to the reporting requirements of the Exchange Act, on June 30, 2006. As a result, the Company respectfully submits that it is now appropriate to reference Section 27A of the Securities Act and Section 21E of the Exchange Act in the disclosure under the caption “Cautionary Note Regarding Forward Looking Statements” on page 2 of the Amendment. Accordingly, the Company has not revised the disclosure.

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Part I

Item 1. Description of Business, page 4

4.

Please include a discussion of the REIT gross income and asset tests, describe how you will be required to run your business in order to comply with the REIT rules and what your REIT qualification means to investors.

RESPONSE: The Company has revised the disclosure under the caption “Item 1. Description of Business” beginning on page 12 of the Amendment to include a discussion of the REIT gross income and asset tests in response to the Staff’s comment. Such disclosure includes a description of how the Company is required to run its business in order to comply with the REIT rules and what the Company’s REIT qualification means to investors.

5.	Please include an organizational chart depicting you, your operating partnership, your advisor, property manager and majority shareholders, as well as any other material affiliates of yours.

RESPONSE: The Company has revised the disclosure under the caption “Item 1. Description of Business -Conflicts of Interest” on page 7 of the Amendment to include an organizational chart depicting the Company, its operating partnership, advisor, property manager, as well as any other material affiliates of the Company in response to the Staff’s comment. The Company does not have any majority shareholders.

6.

We note your disclosure in the seventh paragraph on page 3 that you have invested approximately $195.9 million in properties as of December 31, 2005. In light of the fact that you only raised $100.3 million from your private placement, please expand your disclosure here to briefly explain the additional financing activities you undertook to raise the additional $95 million you have invested.

RESPONSE: The Company has revised the disclosure under the caption “Item 1. Description of Business” on page 3 of the Amendment in accordance with the Staff’s comment to disclose the source of funds used in its acquisitions, including the aggregate financing it utilized to acquire its properties.

7.

We note the website reference in the first paragraph on page 4; however, this website does not appear to contain any information about your company. Rather, the information on this page relates to Cole Credit Property Trust II, Inc. and your advisor. Please revise to either remove the website reference or clarify that it is the website for your advisor and affiliates of your advisor.

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RESPONSE: The Company has revised the disclosure under the caption “Item 1. Description of Business” on page 4 to remove the website reference in response to the Staff’s comment . The Company does not maintain a separate website.

Investment Objectives and Policies, page 4

8.	Please explain what you mean by “high quality” when referring to the properties in which you seek to invest in the first paragraph under this heading.

RESPONSE: The Company has revised the disclosure under the caption “Item 1. Description of Business – Investment Objectives and Policies - General” on page 4 and elsewhere in the Amendment to remove the reference to “high-quality” in response to the Staff’s comment.

9.	Please revise the penultimate paragraph on page 4 to indicate the percentage of your tenants, in terms of annual lease payments, that fall outside of the definition of “investment grade.”

RESPONSE: The Company has revised the disclosure under the caption “Item 1. Description of Business - Investment Objectives and Policies – Primary Investment Focus” on page 4 of the Amendment in accordance with the Staff’s comment.

10.

Refer to the final paragraph on page 4. Please expand your discussion to disclose any quantifiable thresholds your advisor applies to the factors used to determine a tenant’s creditworthiness (such as minimum market share or revenues) or to state that your advisor does not use any particular quantifiable standards. We note in this regard your disclosure in the seventh paragraph on page 4 that your tenants must meet the “credit tests” applied by your advisor.

RESPONSE: The Company has revised the referenced disclosure under the caption Item 1. Description of Business - Investment Objectives and Policies – Primary Investment Focus” on page 4 of the Amendment in accordance with the Staff’s comment.

11.

Refer to the final sentence of the first paragraph on page 5. Revise to clarify the measure you are using to determine 20% of your investment portfolio for purposes of the policy stated. Is this 20% of the value of the properties or the number of properties, or does it relate to the income generated by the properties? In addition, please state whether this policy is merely a guideline or a strict requirement that may not be exceeded without board or shareholder approval.

RESPONSE: The Company has revised the disclosure under the caption “Item 1. Description of Business - Investment Objectives and Policies – Other Possible Investments” on page 5 of the Amendment in accordance with the Staff’s comment to clarify that it is the policy of the Company to limit investments in non-freestanding, single-tenant retail properties and

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mortgage loans to 20% of the value of the Company’s investment portfolio without first seeking approval from the board of directors to exceed such limitation.

Acquisition of Investments from Affiliates, page 5

12.	Please revise your disclosure in the final sentence of the first paragraph under this heading to indicate that none of your directors is independent.

RESPONSE: The Company has revised the disclosure under the caption “Item 1. Description of Business - Acquisition of Investments from Affiliates” on page 5 of the Amendment in accordance with the Staff’s comment to indicate that none of its directors is independent.

13.	Refer to the bullet points on page 5. Please provide more detail to explain:
•	Twelfth bullet point - what is meant by “demand generators.”
•	Thirteenth bullet point - whether there are quantifiable criteria applicable to the lease terms reviewed by your advisor.

RESPONSE: The Company has revised the disclosure in the twelfth bullet point under the caption “Item 1. Description of Business - Investment Decisions” on page 5 of the Amendment in accordance with the Staff’s comment to explain that the advisor considers the presence of nearby properties that may positively impact store sales at the subject property. The Company has revised the disclosure in the thirteenth bullet point under the same caption to explain that the advisor considers the lease terms, including length of the lease term, scope of landlord responsibilities, presence and frequency of contractual rental increases, renewal option provisions, exclusive and permitted use provisions, co-tenancy requirements and termination options.

Conditions to Closing Our Acquisitions, page 6

14.

Please expand your discussion under this heading to provide more details about any properties you currently own that are in development. If you do not own any properties in development, provide details regarding your policies for acquiring properties in development.

RESPONSE: The Company has revised the disclosure under the caption “Item 1. Description of Business – Conditions to Closing Our Acquisitions” on page 6 of the Amendment in accordance with the Staff’s comment to indicate that it does not own any properties that are in development and does not intend to acquire any properties that are in development.

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Securities and Exchange Commission

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15.

Refer to the final paragraph on page 6 and the first paragraph on page 7. Please provide more detail about your borrowing policies. Explain whether you are liable for all rents or profits derived from the property since you acquired it, how the value of the property is determined for purposes of setting your liability, what it means that your liability is interest only, and when the “hyperamortization” clauses are triggered. In addition, please specify the percentage of your indebtedness that falls into each of the various categories described.

RESPONSE: The Company has revised the referenced paragraphs under the caption “Item 1. Description of Business - Borrowing Policies” on page 6 of the Amendment in accordance with the Staff’s comment to provide more detail about its borrowing policies.

Concentration of Credit Risk, page 10

16.

Please quantify the amount of cash you have on deposit with one financial institution that exceeds federally insured limits. In addition, please expand your discussion here to specify that you have certain geographic concentrations in your property holdings.

RESPONSE: The Company has revised the disclosure under the caption “Item 1. Business - Concentration of Credit Risk” on page 10 of the Amendment in response to the Staff’s comment. The Company also revised the disclosure under the caption “Summary of Significant Accounting Policies - Concentration of Credit Risk” in Note 2 to the financial statements on page F-10 of the Amendment.

Risk Factors, page 10

17.

If you choose to retain a risk factors section, please ensure that you have included all known material risks to your business. In this regard, please include a risk factor discussing the risk to your business of geographic and industry concentration.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

18.

Please disclose the risks associated with the distribution requirements relating to qualification as a REIT. Describe the limitations those requirements will present on your ability to acquire new properties or otherwise execute your business plan. Also discuss the risk that you may be required to borrow money in order to pay distributions in excess of available cash, and that such distributions will be treated as a return of capital to investors.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

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19.	Certain of your risk factor headings state facts but fail to specify the associated risk. Examples include:
•	“Maryland law prohibits certain business combinations, which may make it more difficult for us to be acquired,” on page 12;
•	“We often obtain only limited warranties when we purchase a property,” on page 16; and
•	“There are special considerations that apply to pension or profit-sharing trusts or IRAs investing in our shares,” on page 22.

Please review and revise all risk factor headings, as necessary, to ensure that they specify the risk presented.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

There is no public trading market for our shares, and there may never be one; therefore, it will be difficult for an investor to sell its shares, page 10

20.	Please clarify in the second sentence of this risk factor heading, that your charter prohibits ownership of more than 9.8% of your stock by a single investor.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

You are bound by the majority vote on matters on which you are entitled to vote, and therefore, your vote on a particular matter may be superseded by the vote of others, page 13

21.	This risk appears generic, in that it could apply to any company. Please revise to indicate how this risk is unique to you. Alternatively, please remove this risk factor.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

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Because the dealer manager in the Offering was one of our affiliates, you did not have the benefit of an independent review of the prospectus or us, as is customarily performed in underwritten offerings, page 14

22.

This risk factor does not seem applicable as it refers to the “Offering,” which has already taken place. If you wish to retain this risk factor, please revise it so that it is appropriately worded to apply in the context of a Form 10-SB.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

Payment of fees to Cole Advisors and its affiliates will reduce cash available for investment and distribution, page 14

23.	So that investors can clearly understand the risk presented, please quantify the amount of fees you paid to Cole Advisors and its affiliates for the quarter ended March 31, 2006.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

We have acquired and financed properties with lock-out provisions, which prohibit us from selling a property, or require us to maintain specified debt levels for a period of years on some properties, page 17

24.	Please quantify the number or percentage of your properties subject to lock out provisions.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

Revenue from our properties depends on the amount of our tenants’ retail revenue, making us vulnerable to general economic downturns and other conditions affecting the retail industry, page 18

25.

We note your statement that some of your leases “may provide for base rent plus contractual base rent increases.” In light of your disclosure that 100% of your properties are currently leased, please revise your disclosure to indicate what percentage of your properties is subject to leases containing the clauses described. In addition, please indicate what percentage of your current gross revenues amounts to base rents versus rents based upon a specified percentage of sales.

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RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

CC&Rs may restrict our ability to operate a property, page 19

26.	Please quantify the number of your properties subject to CC&Rs.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

We may incur mortgage indebtedness and other borrowings, which may increase our business risks, page 20

27.

Please expand your disclosure in the final sentence under this risk factor heading to include the risk of a decrease in the value of a shareholder’s investment, as well as the risk of losing your REIT status if you are unable to pay required distributions.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay distributions to our stockholders, page 20

28.	Please quantify the amount of your current indebtedness that is subject to variable interest rates.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

Recharacterization of sale-leaseback transactions may cause us to lose our REIT status, page 21

29.

We do not understand your disclosure in the second sentence under this risk factor heading that the IRS “may not challenge” your characterization of your sale-leaseback transactions as “true leases.” Please revise or advise.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available for distribution to you, page 21

30.	Please define what a “prohibited transaction” is in the second sentence under this heading.

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RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

Legislative or regulatory action could adversely affect investors, page 21

31.	We note your reference to a tax opinion in the final sentence on page 21. Please either file this opinion as an exhibit to your registration statement or remove the reference.

RESPONSE: The Company has chosen to remove the risk factors section and has revised the disclosure in the Registration Statement accordingly.

Management’s Discussion and Analysis or Plan of Operation, page 22

32.

Please revise to include a brief introduction describing the primary means by which you derive your revenues, the trends that may have a material impact on your operations, such as trends in interest rates, real estate development and real estate fundamentals, and the strategies management uses to address these trends. Refer to SEC Release No. 33-8350.

RESPONSE: The Company has revised the disclosure under the caption “Item 2. Management’s Discussion and Analysis or Plan of Operation - Overview” beginning on page 16 of the Amendment in response to the Staff’s comment.

Results of Operations, page 24

33.

Please expand your discussion of the reasons behind changes in performance measures from period to period to more clearly explain why such changes occurred. We note in this regard that you explain most changes as having occurred “due to the ownership of 41 properties [during 2006] . . . compared to 13 properties” during 2005. Although the significant change in the number of properties owned does provide some insights into the changes from period to period, certain changes require additional explanation. For example, your general and administrative expenses for the first quarter 2006, described in the first paragraph on page 25, increased over 10 times versus the same quarter in 2005, whereas your property holdings only increased approximately 3 times during the same period. Likewise, please provide more detail to explain why you did not have any property operating expenses for the year ended December 31, 2005, despite owning 13 properties.

RESPONSE: The Company has revised the disclosure under the caption “Item 2. Management’s Discussion and Analysis or Plan of Operation – Results of Operations – Quarter Ended March 31, 2006 Compared to the Quarter Ended March 31, 2005” beginning on page 18 of the Amendment and “- Year Ended December 31, 2005 Compared to the Period from Inception

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(March 29, 2004) to December 31, 2004” beginning on page 19 of the Amendment in response to the Staff’s comment.

34.	Please expand your discussion to explain, for each category of expenses or income, what types of expenses or income items, respectively, fall within that category.

RESPONSE: The Company has revised the disclosure under the caption “Item 2. Management’s Discussion and Analysis or Plan of Operation – Results of Operations – Quarter Ended March 31, 2006 Compared to the Quarter Ended March 31, 2005” beginning on page 18 of the Amendment and “- Year Ended December 31, 2005 Compared to the Period from Inception (March 29, 2004) to December 31, 2004” beginning on page 19 of the Amendment in response to the Staff’s comment.

Liquidity and Capital Resources, page 27

35.

We note your disclosure in the first sentence under this heading that you expect to meet your short term liquidity needs through net cash provided by operations. Given that you have $18,790,754 in debt repayments coming due in less than 1 year, and your operations for 2005 only provided $5.9 million, please explain the basis for your belief that your 2006 operations will provide sufficient net cash to satisfy your short term obligations.

RESPONSE: The Company has revised the disclosure under the caption “Item 2. Management’s Discussion and Analysis or Plan of Operation – Liquidity and Capital Resources” beginning on page 22 of the Amendment in response to the Staff’s comment.

36.

Revise your discussion to address how you anticipate satisfying your variable rate debt obligations in a climate of rising interest rates. Also describe any strategies you use to manage the risk of rising interest rates, such as lease provisions and hedging instruments.

RESPONSE: The Company has revised the disclosure under the caption “Item 2. Management’s Discussion and Analysis or Plan of Operation – Liquidity and Capital Resources” beginning on page 22 of the Amendment in response to the Staff’s comment.

37.

The third paragraph states that you will use some of the cash generated from operations for capital expenditures, including tenant improvements and leasing commissions. Please disclose and quantify any material commitments for capital expenditures as of the end of the latest fiscal period. Refer to Item 303(a)(2) of Regulation S-B.

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RESPONSE: The Company has revised the disclosure under the caption “Item 2. Management’s Discussion and Analysis or Plan of Operation – Liquidity and Capital Resources” beginning on page 22 of the Amendment in response to the Staff’s comment.

38.

Refer to your disclosure in the third paragraph under this heading that you expect net cash derived from equity or debt financing to be used to, among other things, fund acquisitions. Please reconcile this statement with your disclosure in the seventh paragraph on page 3 that you do not anticipate acquiring any additional properties.

RESPONSE: The Company has revised the disclosure under the caption “Item 2. Management’s Discussion and Analysis or Plan of Operation – Liquidity and Capital Resources” beginning on page 22 of the Amendment in response to the Staff’s comment by removing the reference to the use of net cash from financings to fund acquisitions.

39.

The first paragraph on page 28 states that as of December 31, 2005 you had $114 million in outstanding indebtedness. Please reconcile this statement with disclosure in the chart indicating that this amount was $144,936,363.

RESPONSE: The Company has revised the disclosure in the chart under the caption “Item 2. Management’s Discussion and Analysis or Plan of Operation – Liquidity and Capital Resources” beginning on page 22 to segregate principal payments and interest payments to enable a reconciliation of the Amendment in response to the Staff’s comment.

Item 3. Description of Properties, page 30

40.	Please include the disclosure required by Item 102(c) of Regulation S-B, if applicable.

RESPONSE: The Company has revised the disclosure under the caption “Item 3. Description of Properties” beginning on page 26 of the Amendment in response to the Staff’s comment.

Item 6. Executive Compensation, page 35

41.

We note that your acquisition and advisory fees are 3% of the contract purchase price for properties and 3% of the funds advanced if you invest in mortgages. Please disclose in your business section whether you intend to invest in mortgages and, if you do, what your policies are with respect to such investments. If you do not intend to invest in mortgages but are not limited from doing so, please disclose this fact and state whether you have any policies regarding such investments.

RESPONSE: The Company has revised the disclosure under the caption “Item 6. Executive Compensation” beginning on page 32 of the Amendment in response to the Staff’s comment.

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42.	Asset Management Fee - Cole Advisors. Please explain how the amount of the asset management fee is determined, since it is up to 0.75% of asset value and you currently pay only 0.25%.

RESPONSE: The asset management fee is 0.75% of the Company’s asset value. The Company’s advisor, Cole REIT Advisors, LLC (the “Advisor”), has the right, in its sole discretion, to waive all or a portion of the asset management fee. The Advisor paid an asset management fee of 0.75% of the Company’s assets from inception (March 29, 2004) to December 31, 2004, an asset management fee of 0.50% of the Company’s assets from January 1, 2005 through June 30, 2005 and an asset management fee of 0.25% of the Company’s assets from July 1, 2005 through present. In addition, the Advisor has agreed to an asset management fee of 0.25% of the Company’s assets from present until December 31, 2006. Therefore, the Company currently only pays a 0.25% asset management fee. The Advisor is not required to waive all or any portion of such fee. The Advisor has not determined whether it will continue to waive any portion of the asset management fee beyond December 31, 2006.

43.

Leasing Commissions - Cole Advisors. The disclosure states that you have not paid any leasing commissions to date. Please explain this disclosure in light of the fact that you have leased 100% of the space that you currently own.

RESPONSE: All properties owned by the Company were 100% leased at the time of acquisition of the properties and remain 100% leased to same tenants. Leasing commissions are payable with respect to leases entered during the period in which the Company owns the property. As a result, to date, no leasing commissions have been due or paid.

Item 7. Certain Relationships and Related Transactions, page 38

44.

Please revise to disclose the total amount paid to Cole Advisors in each of the last two years under the Advisory Agreement. Similarly, disclose amounts paid to your property manager and your dealer manager in each of the last two fiscal years. Separately disclose amounts paid to each of your executive officers to the extent they have an interest in your advisor, property manager, or dealer manager. Refer to Item 404(a) of Regulation S-B.

RESPONSE: The Company has revised the disclosure under the caption “Item 7. Certain Relationships and Related Transactions – The Advisory Agreement” beginning on page 40 of the Amendment to disclose the amounts paid to the advisor for fees during years ended 2005 and 2004, respectively. The Company has revised the disclosure under the caption “Item 7. Certain Relationships and Related Transactions – Other Affiliated Companies – Property Manager” beginning on page 41 of the Amendment to disclose the amounts paid to the property manager for fees during years ended 2005 and 2004, respectively. The Company has revised the disclosure under the caption “Item 7. Certain Relationships and Related Transactions – Other

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Affiliated Companies – Dealer Manager” on page 42 of the Amendment to disclose the amounts paid to the dealer manager for fees during years ended 2005 and 2004, respectively.

The Advisory Agreement, page 39

45.	Please revise your disclosure in the final sentence on page 39 to clarify that your board does not have any outside directors.

RESPONSE: The Company has revised the disclosure under the caption “Item 7. Certain Relationships and Related Transactions – The Advisory Agreement” beginning on page 40 of the Amendment in accordance with the Staff’s comment.

46.

Please clarify whether the amount payable to your advisor as specified in the third bullet point on page 40 is included in the amounts set forth in the chart starting on page 40 and if it is not, please include it.

RESPONSE: The Company has revised the disclosure in the table under the caption “Item 6. Executive Compensation - Reimbursement of Administrative Services” on page 33 of the Amendment in response to the Staff’s comment to include a description of the reimbursement of personnel expenses.

Acquisition of Investments from Affiliates and Mortgage Loans to Affiliates, page 41

47.

Please revise the first sentence to identify the affiliate from whom you purchased the referenced properties and disclose the aggregate amounts paid to that affiliate in each of the last two years. Provide similar disclosure regarding services provided by affiliates. Also, explain the nature of the affiliation.

RESPONSE: The Company has revised the disclosure under the caption “Item 7. Certain Relationships and Related Transactions – Other Affiliated Companies – Acquisition of Investments from Affiliates and Mortgage Loans to Affiliates” on page 42 of the Amendment in accordance with the Staff’s comment.

Part II

Item 1. Market Price of Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 48

Distributions, page 50

48.

Please expand the disclosure at the end of this section to explain why 51% of distributions paid in 2005 constituted a return of capital. Also, please include a discussion of the IRS rules that require REITs to distribute to stockholders at least

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90% of REIT taxable income each year and explain how you will fund distributions in excess of available cash.

RESPONSE: The Company has revised the disclosure under the caption “Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters – Distributions” beginning on page 51 of the Amendment in response to the Staff’s comment.

Item 4. Recent Sales of Unregistered Securities, page 24

49.	Please disclose issuances of limited partnership units in connection with your acquisition of properties, if any, and describe the exemption from registration upon which you relied for such issuances.

RESPONSE: The Company’s operating partnership has not issued any limited partnership units in connect with the acquisition of properties.

Part F/S

Index to Consolidated Financial Statements, page F-1

50.

For each completed acquisition, please tell us how you evaluated Rule 3-14 of Regulation S-X in determining the financial statements required. For instance, we note from your disclosure on page 30 that your property acquisitions on December 28, 2004 and January 14, 2005 appear to be significant at the 5% or greater level and that such financial statements should also be included in your filing.

RESPONSE: In response to the Staff’s comment, the Company evaluated the financial statement disclosure requirements for each property acquisition by applying Rule 3-14 of Regulation S-X and the guidance provided by the Securities and Exchange Commission Staff Training Manual, “Topic II. Real Estate Acquisitions and Properties Securing Mortgages” (the “Staff Manual”).

The first step in the Company’s evaluation was to include all acquired properties that were significant individually at the 10% level in accordance with guidance provided in the Staff Manual.

Next, the Company applied the guidance in section A.1.c. of the Staff Manual to evaluate all insignificant properties for inclusion. The Company utilized total assets from its December 31, 2004 balance sheet to compute significance. The Company did not acquire any properties during the interim period ended March 31, 2006, nor does it have any probable acquisitions. Therefore, the Company had one group of insignificant properties to evaluate, properties acquired during the most recently completed fiscal year, which exceeded the 10% threshold. From this group, the Company excluded all acquired properties that were insignificant below the

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5% level. The Company has included the mathematical majority of all individually insignificant properties in the group.

Next, the Company included all properties acquired from a related party, which were not already selected for inclusion based on the steps noted above.

Next, in accordance with section A.5.d of the Staff Manual (application of Regulation SX 3-06) the Company excluded each of the individually insignificant properties that were selected for inclusion based on the steps above if they were acquired from an unrelated party during 2004 or during the first quarter of 2005. The acquired properties were excluded because at least nine months of their operating results have been included in the Company’s Consolidated Statement of Operations, for the Year Ended December 31, 2005. The Company has revised the Amendment to include the summary financial data related to the Lowe’s Home Improvement properties acquired on December 28, 2004, and on January 14, 2005, as they were not individually insignificant.

Finally, the Company excluded any property that that did not have a significant operating history prior to its acquisition. These are primarily properties acquired through a sales-leaseback transaction or newly constructed properties.

51.

We understand that you have provided summary historical financial information of certain tenants, or guarantors, in lieu of the historical financial statements of the properties required under Rule 3-14 of Regulation S-X since these properties were historically leased on a long-term basis under a triple-net lease. Please clarify why you believe the financial statements of the tenant, or guarantor, are more relevant than the actual historical operations of the property. In this regard, we note that you have provided the required Rule 3-14 financial statements for VG College Park Property. Accordingly, please also reconcile the relevancy of the historical financial statements required for all other properties where you have provided summary financial information of the tenant or guarantor rather than the actual historical operations of the property when compared to VG College Park Property.

RESPONSE: The Company has revised the disclosure in the Amendment in accordance with the Staff’s comment to disclose why the financial statements of the tenant, or guarantor, are more relevant than the actual historical operations of the properties. See “Wawa Corporation Summary Financial Data” on page F-21 of the Amendment, “Summary Financial Data CarMax, Inc.” on page F-22 of the Amendment, “Summary Financial Data – Rite Aid Corporation” on page F-23 of the Amendment, “Summary Financial Data – CVS Corporation” beginning on page F-24 of the Amendment, “Summary Financial Data - Walgreen Co.” on page 25 of the Amendment “Summary Financial Data – Conn’s Inc.” on page F-26 of the Amendment, “Summary Financial Data – Best Buy Co., Inc.” on page F-27 of the Amendment, “Summary Financial Data – Gander Mountain Company” on page F-28 of the Amendment, “Summary

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission

August 2, 2006

Financial Data – Apria Healthcare Group Inc.” on page F-29 of the Amendment, “Summary Financial Data - Lowe’s Companies” on page F-30 of the Amendment.

Cole Credit Property Trust, Inc.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

Deferred Financing Costs, page F-9

52.

We note from your disclosure that you amortize deferred financing costs on a straight-line basis over the term of the related financing agreement. Please revise your financial statements to amortize the deferred financing costs using the effective interest method as required by paragraphs 15 and 16 of APB 21. If the straight-line method approximates the effective interest method, then please revise to disclose this fact.

RESPONSE: The Company has revised the disclosure in Note 2 to the financial statements under the caption “Deferred Financing Costs” on page F-9 of the Amendment in accordance with the Staff’s comment to state that the straight-line method approximates the effective interest method.

Note 3. Real Estate Acquisitions, page F-12

53.	Please revised to disclose the purchase price allocation for properties acquired during the most recent year.

RESPONSE: The Company has revised the disclosure in “Note 3 – Real Estate Acquisitions” beginning on page F-12 of the Amendment in accordance with the Staff’s comment to include the aggregate purchase price allocations for properties acquired during the most recent year.

Pro Forma Consolidated Statement of Operations, pages F-34 – F-36

54.          Refer to Note C. Please clarify whether your pro forma adjustment includes both fixed and percentage rent and whether such adjustment includes any period before the building was constructed. For percentage rent, please disclose the amount and whether such amount was calculated based on the historical operations of the lessee or some other basis.

RESPONSE: The Company has revised the disclosure in Note c to the Notes to Pro Forma Consolidated Statement of Operations on pages F-36 of the Amendment in accordance

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission

August 2, 2006

with the Staff’s comment to clarify that the pro forma revenue adjustment includes only fixed rent.

The Company hopes the Amendment and the foregoing information allow the Staff to resolve all outstanding issues regarding the Registration Statement. If you have any questions regarding this filing, please do not hesitate to contact me at (404) 504-7691.

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

cc: Marc T. Nemer, Esq.